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                                                                  EXHIBIT (a)(1)


For Immediate Release
June 6, 2002

                         Assisted Living Concepts, Inc.
                  Board of Directors Takes Position Against the
          MP Acquisition Co., LLC and MacKenzie Patterson Tender Offer


Portland, Oregon, June 6, 2002 -- Assisted Living Concepts, Inc. (ASLC) announced today that its Board of Directors is recommending against acceptance of the unsolicited tender offer (the "Offer") made by MP Acquisition and MacKenzie Patterson for up to 200,000 shares of Assisted Living Concept's common stock for $3.25 per share in cash (the "Offer Price"). The Board believes the price offered for the Company's shares is inadequate. In recommending against acceptance of the Offer, the Board urges the Company's shareholders to make their own decisions as to the acceptability of the Offer, including the adequacy of the Offer Price, in light of (i) their own investment objectives, (ii) their individual financial circumstances including tolerance for risk and need for liquidity, (iii) their views as to the Company's prospects and outlook, (iv) their analysis and review of all publicly available information about the Company, and (v) any other factors the shareholder deems relevant to his, her or its investment decision.

The factors considered by the Board in making its recommendation against acceptance are set forth in the Company's Schedule 14D-9, which is being filed today with the Securities and Exchange Commission and mailed to shareholders and include the following: (i) the current and historical financial condition and results of operation of the Company, as well as prospects and strategic objectives of the Company, including the risks involved in achieving those prospects and objectives, (ii) the relative lack of liquidity in the trading volumes of the Company's shares, and (iii) the fact that the Offer Price has been set at the bid price of the Company's common stock as of May 22, 2002, the date of commencement of the tender offer, and does not include any premium. The Board has not undertaken any independent review or analysis by outside experts of the adequacy of the Offer Price or acceptability of the Offer.

Assisted Living Concepts, Inc. owns, operates and develops assisted living residences for older adults who need assistance with the activities of daily living, such as bathing and dressing. As of March 31, 2002, the Company had 183 residences in 16 states. In addition to housing, the Company provides personal care, support services and makes nursing services available according to the individual needs of its residents and as permitted by state regulation. The combination of housing and services provides a cost efficient alternative and an independent lifestyle for individuals who do not require the broader array of medical and health services provided by nursing facilities.

Certain statements contained in this press release and statements made by or on behalf of Assisted Living Concepts, Inc. relating hereto, including, without limitation, statements containing the words "will," "believes," "expects," "estimates," "should," and words of similar import may be deemed to constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be affected by risks and uncertainties and other risks and uncertainties contained in the Company's filings with the Securities and Exchange Commission. The Company does not undertake any obligation to publicly release any revisions to any forward-looking statements contained herein to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events.

                              CONTACT INFORMATION:

Matthew G. Patrick, Chief Financial Officer or Steven Vick, President and Chief Executive Officer (503) 252-6233, Extension 350.